SECURITIES AND EXCHANGE COMMISSION

                    Washington, D. C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                         Amendment No. 1


              American Resources of Delaware, Inc.
- ------------------------------------------------------------------
                        (Name of Issuer)


                Common Stock ($.00001 Par Value)
- ------------------------------------------------------------------
                 (Title of Class of Securities)

                          02926 U 30 8
- ------------------------------------------------------------------
                           (CUSIP No.)

                         Leonard K. Nave
                          Rick G. Avare
                        160 Morgan Street
                      Versailles, KY  40383
                          (606)873-5455
- ------------------------------------------------------------------
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                       September 11, 1996
- ------------------------------------------------------------------
     (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule
13G to report the acquisition which is the subject of this
Statement and is filing this Statement because of Rule 13d-1 (b)(3)
or (4), check the following box:   (   )

Check the following box if a fee is being paid with this Statement:
(  )

CUSIP NO.                          13D
                          02926 U 30 8
- ------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    Leonard K. Nave, Trustee

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- ------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                          -------
                                                      (b)    X
                                                          -------
- ------------------------------------------------------------------
3.  SEC USE ONLY

- ------------------------------------------------------------------
4.  SOURCE OF FUNDS
                               00
- ------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                         --------
- ------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                               USA
- ------------------------------------------------------------------
    Number of                      7.  SOLE VOTING POWER

    Shares                                   None
                                   -------------------------------
    Beneficially                   8.  SHARED VOTING POWER

    Owned By                                993,623
                                   -------------------------------
    Each                           9.  SOLE DISPOSITIVE POWER

    Reporting                                 None
                                   -------------------------------
    Person                         10. SHARED DISPOSITIVE POWER

    With                                     993,623
- ------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Leonard K. Nave, Trustee, beneficially owns 993,623 shares of common stock of American Resources of Delaware, Inc.

- ------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                         --------
- ------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              15.7%
- ------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               IN
- ------------------------------------------------------------------

CUSIP NO.                          13D
                          02926 U 30 8
- ------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
     Southern Gas Holding Company, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          61-1200618
- ------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                          -------
                                                      (b)    X
                                                          -------
- ------------------------------------------------------------------
3.  SEC USE ONLY

- ------------------------------------------------------------------
4.  SOURCE OF FUNDS

                               00
- ------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                        ---------
- ------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                            Kentucky
- ------------------------------------------------------------------
    Number of                      7.  SOLE VOTING POWER

    Shares                                   None
                                   -------------------------------
    Beneficially                   8.  SHARED VOTING POWER

    Owned By                                993,623
                                   -------------------------------
    Each                           9.  SOLE DISPOSITIVE POWER

    Reporting                                 None
                                   -------------------------------
    Person                         10. SHARED DISPOSITIVE POWER

    With                                    993,623
- ------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Southern Gas Holding Co. beneficially owns 993,623 shares of common stock of American Resources of Delaware, Inc.

- ------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                        ---------
- ------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              15.7%
- ------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               CO
- ------------------------------------------------------------------

CUSIP NO.                          13D
                          02926 U 30 8
- ------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    Leonard K. Nave
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####
- ------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                          -------
                                                      (b)    X
                                                          -------
- ------------------------------------------------------------------
3.  SEC USE ONLY

- ------------------------------------------------------------------
4.  SOURCE OF FUNDS

                           BK, PF, OO
- ------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                         --------
- ------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                               USA
- ------------------------------------------------------------------
    Number of                      7.  SOLE VOTING POWER

    Shares                                   275,639
                                   -------------------------------
    Beneficially                   8.  SHARED VOTING POWER

    Owned By                                1,141,105
                                   -------------------------------
    Each                           9.  SOLE DISPOSITIVE POWER

    Reporting                                 275,639
                                   -------------------------------
    Person                         10. SHARED DISPOSITIVE POWER

    With                                    1,141,105
- ------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Leonard K. Nave beneficially owns 1,416,744 shares of common stock OF American Resources of Delaware, Inc.

- ------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                        ---------
- ------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              21.4%
- ------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               IN
- ------------------------------------------------------------------

CUSIP NO.                          13D
                          02926 U 30 8
- ------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    Rick G. Avare
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####
- ------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                          -------
                                                      (b)    X
                                                          -------
- ------------------------------------------------------------------
3.  SEC USE ONLY

- ------------------------------------------------------------------
4.  SOURCE OF FUNDS

                           BK,PF,OO,SC
- ------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                       ----------
- ------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                               USA
- ------------------------------------------------------------------
    Number of                      7.  SOLE VOTING POWER

    Shares                                 751,086
                                   -------------------------------
    Beneficially                   8.  SHARED VOTING POWER

    Owned By                              1,289,721
                                   -------------------------------
    Each                           9.  SOLE DISPOSITIVE POWER

    Reporting                              751,086
                                   -------------------------------
    Person                         10. SHARED DISPOSITIVE POWER

    With                                  1,289,721
- ------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Rick G. Avare beneficially owns 2,040,807 shares of common stock of American Resources of Delaware, Inc.

- ------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                       ----------
- ------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              29.0%
- ------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               IN
- ------------------------------------------------------------------

ITEM 1.   Security and Issuer.
          -------------------

     This Schedule 13D relates to the common stock, $.00001 par value, per share (the "Common Stock") of American Resources of Delaware, Inc. ("ARI"), a Delaware corporation. ARI's principal executive office is located at 160 Morgan Street, Versailles, Kentucky 40383.

ITEM 2.   Identity and Background.
          -----------------------

     This Schedule 13D is filed by Southern Gas Holding Company,
Inc., Leonard K. Nave, individually, Leonard K. Nave, Trustee and
Rick G. Avare, individually (the "Reporting Persons").

     Individual Reporting Persons. The two individual Reporting
     ----------------------------
Persons, one of whom is also a trustee Reporting Person, and their present principal occupations are listed below. Both persons are citizens of the United States of America. During the last five years, neither person has been convicted of any criminal proceeding, excluding traffic violations or similar misdemeanors, and neither person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected either person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Leonard K. Nave. Mr. Nave is principally occupied as Chairman
     ---------------
of the Board, Chief Executive Officer and President of Southern Gas Company of Delaware, Inc., a wholly-owned subsidiary of ARI.

     Rick G. Avare. Mr. Avare is principally occupied as President
     -------------
and Chief Executive Officer of ARI.

     Corporate Reporting Person. The corporate Reporting Person is
     --------------------------
Southern Gas Holding Company, Inc., a Kentucky corporation ("Southern Gas Holding"). Southern Gas Holding's principal business is serving as a management company for oil and gas operations. During the last five years, Southern Gas Holding has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, and Southern Gas Holding was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The address of Southern Gas Holding's principal business and principal office is 160 Morgan Street, Versailles, Kentucky 40383.

     The only directors of Southern Gas Holding are Leonard K. Nave and Rick G. Avare. The only executive officers of Southern Gas Holding are Leonard K. Nave, President, and Rick G. Avare, Chairman of the Board, Chief Executive Officer, Vice President, Secretary and Treasurer.

     Southern Gas Holding is authorized to issue 1,000 shares of common stock, all of which are issued and outstanding. Leonard K. Nave, Trustee, directly owns 325 shares (32.5%%), Leonard K. Nave, individually, directly owns 75 shares (7.5%), Rick G. Avare directly owns 525 shares (52.5%) and Karen M. Underwood, Secretary of ARI, directly owns 75 shares (7.5%).

     Trustee Reporting Person. On April 30, 1990, Leonard K. Nave,
     ------------------------
as Grantor, entered into a Trust Agreement with himself, as sole Trustee (the "Trust"). On the same date, Mr. Nave transferred to the Trust 475 shares (47.5%) of common stock of Southern Gas Holding. The Trust Agreement is irrevocable. The Trustee has the sole power to vote and pledge the shares; however neither the Trustee nor the beneficiaries have the power to sell the shares. The Trust Agreement provides that the shares of Southern Gas Holding shall be distributed to the persons identified below either upon the liquidation and/or dissolution of Southern Gas Holding or on April 30, 2000, whichever occurs first. However, Mr. Nave, in his sole discretion, may make early distributions to one or more of such persons:

     Rick G. Avare.................75 shares*
     Karen M. Underwood............75 shares**
     Patricia H. Kittenger(1)......75 shares
     William F. Nave, II(2)........75 shares
     Leonard K. Nave, Jr.(2).......75 shares
     Linda L. Nave (3)............100 shares

          Footnotes:

          *   Distributed on January 2, 1995.
          **  Distributed on January 4, 1996.           .
          (1) Mr. Nave's daughter.
          (2) Mr. Nave's son.
          (3) Mr. Nave's wife.

          None of Mr. Nave's children reside in the same household with Mr. Nave.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Southern Gas Holding. Prior to October 6, 1993, Southern Gas
     --------------------
Holding owned 1,215 shares (81.0%) of common stock of Southern Gas Company, Inc., a Kentucky corporation ("Southern Gas Kentucky"). As reported in Southern Gas Kentucky's Schedule 13D dated March 3, 1994, which was previously filed with the Securities and Exchange Commission, on October 6, 1993, ARI and Southern Gas Kentucky entered into an Asset Purchase Agreement, as amended, ("Agreement") a copy of which was filed as Exhibit A to Southern Gas Kentucky's
Schedule 13D and is incorporated herein by reference. The transactions contemplated by the Agreement were consummated on February 24, 1994. Under the Agreement, ARI acquired substantially all of the assets of Southern Gas Kentucky in exchange for 5,717,981 shares of ARI Common Stock, which represented approximately 49% of ARI's issued and outstanding common stock, and the assumption of certain liabilities of Southern Gas Kentucky. As part of the transaction, Southern Gas Kentucky agreed to simultaneously transfer 811,200 shares of ARI Common Stock to Sequa Capital Corporation, leaving Southern Gas Kentucky with 4,906,781 shares (46.8%) of ARI Common Stock.

     ARI transferred the assets which it acquired from Southern Gas Kentucky into ARI's wholly-owned subsidiary, Southern Gas Company of Delaware, Inc.

     On June 8, 1994, ARI split its common stock 4 to 1, which resulted in Southern Gas Kentucky owning 1,226,695 shares of ARI
Common Stock. On June 22, 1994, as part of a complete liquidation,

Southern Gas Kentucky distributed 993,623 shares of ARI Common Stock to Southern Gas Holding and a total of 225,000 shares to three other shareholders not affiliated with Southern Gas Holding or Leonard K. Nave. The 8,072 shares retained by Southern Gas Kentucky were distributed in November, 1994 with 4,036 shares being transferred to Leonard K. Nave and 4,036 shares being transferred to an individual not affiliated with Southern Gas Holding or Leonard K. Nave. Subsequently, Southern Gas Kentucky was dissolved.

     Leonard K. Nave. In addition to his beneficial ownership of
     ---------------
993,623 shares of ARI Common Stock resulting from Leonard K. Nave, Trustee and individually, being a controlling stockholder of Southern Gas Holding and the 4,036 shares of ARI Common Stock which he received upon the liquidation of Southern Gas Kentucky, Mr. Nave owns options to purchase the following shares of ARI Common Stock for the exercise prices indicated. All of the options are immediately exercisable and expire ten years after the date granted:

     Date Granted        Number of Shares         Exercise Price
     ------------        ----------------         --------------
     7-15-94             100,000                  $6.00
     2-2-95              100,000                  $6.50
     10-12-95             46,603                  $3.50
     3-5-96               25,000                  $4.50
                         -------
          Total Shares   271,603
                         =======

     Messrs. Leonard K. Nave, Douglas L Hawthorne, Andrew J. Kacic, Donald A. Schellpfeffer and Rick G. Avare jointly own 147,482 shares of ARI Common Stock (1,478 shares received as a stock dividend and 146,004 shares received on the conversion of 36,638 shares of ARI Series B Preferred Stock) for which Mr. Nave paid $100,000 with funds borrowed as follows: [i] $58,334 from Bank One,

Texas (however, the note due to Bank One, Texas is for the total amount of $175,000 and is the joint and several obligation of all parties to the note), with interest at prime plus 2%, due June 1, 1996 secured by a pledge of 146,004 shares of ARI Common Stock, including Mr. Nave's one-fifth interest, or 29,200 shares; and [ii] $41,666 from Douglas L. Hawthorne and Donald A Schellpfeffer, M.D., with interest at 11% per annum, payable on demand, secured by a second lien on the aforementioned 146,004 shares.

     Rick G. Avare. In addition to his beneficial ownership of
     -------------
993,623 shares of ARI Common Stock resulting from his being a controlling stockholder of Southern Gas Holding, Mr. Avare owns beneficially, 147,482 shares of ARI Common Stock (1,478 shares received as a common stock dividend and 146,004 shares issued on the conversion of 36,368 shares of ARI Class B Preferred Stock) owned by Prima Capital, LLC as a result of his ownership of a 20% interest in Prima Capital, LLC. Mr. Avare is the sole administrative officer of Prima Capital, LLC. Mr. Avare purchased his 20% interest in Prima Capital, LLC for $200, which he purchased with his own funds. Prima Capital, LLC purchased the 36,368 shares of ARI Class B Preferred Stock for $500,000, which was paid to it by ARI as part of the consideration for a Call Agreement between ARI and Prima Capital, LLC relating to shares of capital stock of Settle Oil and Gas Company. On September 11, 1996, Mr. Avare purchased 187,500 shares of Preferred Stock and 70,328 shares of $.0001 par value common stock (the "Common Stock") of ARI from Mr. Howard Settle for an aggregate of $694,431.00 (the "Purchase

Price"). Mr. Avare paid the full Purchase Price by assuming and agreeing to pay the unpaid principal and accrued interest on two promissory notes from Mr. Settle to Jamal Mashburn. A copy of an agreement between Nr. Avare and Mr. Mashburn is attached hereto as
Exhibit 1-1 and incorporated herein. One of the promissory notes (dated February 12, 1996 and due February 12, 1997) is in the principal amount of $468,000 and bears interest at the rate of 12% per annum. It is secured by a pledge of 187,500 shares of Preferred Stock and 7,500 shares of Common Stock purchased by Mr. Avare from Mr. Settle. The other promissory note (dated January 18, 1996 and due January 18, 1997) is in the principal amount of $180,000 and bears interest at the rate of 12% per annum. It is secured by a pledge of 55,328 shares of Common Stock purchased by Mr. Avare from Mr. Settle. Each one share of Preferred Stock is convertible into one share of Common Stock at the option of the holder.

     Mr. Avare owns options to purchase the following shares of ARI Common Stock for the exercise prices indicated. All of the options are immediately exercisable and expire ten years after the date granted:

     Date Granted        Number of Shares         Exercise Price
     ------------        ----------------         --------------
     7-15-94              50,000                  $6.00
     2-2-95              125,000                  $6.50
     10-12-95             93,204                  $3.50
     3-5-96              225,000                  $4.50
                         -------
          Total Shares   493,204
                         =======

     Mr. Avare indirectly owns 1,134 shares of ARI Common Stock by virtue of his ownership of a 1/3 interest in JJR Investments, a general partnership organized under the laws of the Commonwealth of Kentucky, which he purchased with his personal funds for $2,268. The remaining partnership interests are owned by Joseph A. and John
J. Iracane, both of whom are residents of the United States. Joseph
A. Iracane is self-employed in the jewelry industry and John A. Iracane is principally employed as a marketing manager for Southern Gas Co. of Delaware. During the last five years, neither person has been convicted of any criminal proceeding, excluding traffic violations or similar misdemeanors, and neither person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected either person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     In addition, Messrs. Leonard K. Nave, Douglas L Hawthorne, Andrew J. Kacic, Donald A. Schellpfeffer and Rick G. Avare jointly own 147,482 shares of ARI Common Stock (1,478 shares received as a stock dividend and 146,004 shares received on the conversion of 36,638 shares of ARI Series B Preferred Stock) for which Mr. Avare paid $100,000 with funds borrowed as follows: [i] $58,334 from Bank One, Texas (however, the note due to Bank One, Texas is for the total amount of $175,000 and is the joint and several obligation of all parties to the note), with interest at prime plus 2%, due June 1, 1996 secured by a pledge of 146,004 shares of ARI Common Stock, including Mr. Avare's one-fifth interest, or 29,200 shares; and

[ii] $41,666 from Douglas L. Hawthorne and Donald A Schellpfeffer, M.D., with interest at 11% per annum, payable on demand, secured by a second lien on the aforementions 146,004 shares.

ITEM 4.   Purpose of Transaction.
          ----------------------

     The Reporting Persons acquired the shares of ARI Common Stock reported herein because they believe them to be a good investment and for the purpose of influencing the management and control of ARI. Other than as set forth herein, the Reporting Persons have no individual or collective present plans, arrangements, understandings or intent to cause ARI to be merged or liquidated, to sell any assets of ARI, to cause the ARI Common Stock to cease to be authorized for quotation on an inter-dealer quotation system or a registered national securities association or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cause ARI to change its charter, bylaws, capitalization, dividend policy, business, corporate structure or present board of directors or management. From time to time in the future, one or more of the Reporting Persons may purchase additional shares of ARI Common Stock at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) At August 30, 1996, 6,346,572 shares of Common Stock were issued and outstanding. The reporting persons identified in
ITEM 2 above, beneficially own the following shares of ARI Common
Stock:

          Reporting Person              No. Shares     Percent
          ----------------              ----------     -------
          Southern Gas Holding          993,623        (12.7%)
          Leonard K. Nave, Trustee      993,623        (12.7%)
          Leonard K. Nave             1,416,744        (17.5%)
          Rick G. Avare               2,040,807        (23.9%)

     (b) The reporting persons have the following sole or shared power to vote shares of ARI Common Stock ("Voting Power") and the sole or shared power to dispose of shares of ARI Common Stock
("Investment Power"):

     Southern Gas Holding:
          Sole Voting Power             None
          Shared Voting Power           993,623 (1)
          Sole Investment Power         None
          Shared Investment Power       993,623 (1)

     Leonard K. Nave, Trustee:
          Sole Voting Power             None
          Shared Voting Power           993,623 (1)
          Sole Investment Power         None
          Shared Investment Power       993,623 (1)

     Leonard K. Nave
          Sole Voting Power             275,639 (2)
          Shared Voting Power         1,141,105 (3)
          Sole Investment Power         275,639 (2)
          Shared Investment Power     1,141,105 (3)

     Rick G. Avare:
          Sole Voting Power             751,086 (4)
          Shared Voting Power         1,289,721 (5)
          Sole Investment Power         751,086 (4)
          Shared Investment Power     1,289,721 (5)

     Footnotes:

          (1)  Shares owned of record by Southern Gas Holding.

          (2) Shares and options to purchase shares owned of record by Leonard K. Nave, individually.

          (3) 993,623 shares owned of record by Southern Gas Holding and 147,482 shares owned jointly by Leonard
               K. Nave, Douglas L. Hawthorne, Andrew J. Kacic, Donald A. Schellpfeffer and Rick G. Avare, all of whom are directors of ARI.

          (4) Shares, options and conversion rights owned of record by Rick G. Avare.

          (5) 993,623 shares owned of record by Southern Gas Holding, 147,482 shares owned of record by Prima Capital LLC, 1,134 shares owned of record by JJR Investments and 147,482 shares owned jointly by Rick G.Avare, Leonard K. Nave, Andrew J. Kacic, Douglas
               L. Hawthorne and Donald A. Schellpfeffer, all of whom are directors of ARI.

     Leonard K. Nave disclaims the beneficial ownership of 60% of the shares of ARI Common Stock owned of record by Southern Gas Holding and 80 % of the shares of ARI Common Stock owned jointly by Messrs. Nave, Hawthorne, Kacic, Schellpfeffer and Avare. Rick G. Avare disclaims the beneficial ownership of 47.5% of the shares of ARI Common Stock owned of record by Southern Gas Holding, 80% of the shares of ARI Common Stock owned of record by Prima Capital LLC and 80% of the shares of ARI Common Stock owned jointly by Messrs. Nave, Hawthorne, Kacic, Schellpferrer and Avare. The filing of this
Schedule 13D shall not be construed as an admission by either Leonard K. Nave or Rick G. Avare that such persons, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of such shares of ARI Common Stock.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships
          --------------------------------------------------------
With Respect to Securities of the Issuer.
- ----------------------------------------

     Except as otherwise disclosed in this Schedule 13D, none of the reporting persons has any contracts, arrangements, understandings or relationships among themselves or with any other persons with respect to any securities of ARI.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

     The following exhibits which were either filed with or incorporated by reference into the original Schedule 13D are incorporated herein by reference.

     DESCRIPTION                                       EXHIBIT
     -----------                                       -------
     Asset Purchase Agreement dated October
     6, 1993 between American Resources of
     Delaware, Inc. and Southern Gas Company,
     Inc. filed with the Securities and Ex-
     change Commission on October 19, 1993 as
     Exhibit 1.1 to American Resources of
     Delaware, Inc.'s Current Report on Form 8-K
     is incorporated herein by reference.                   A

     Agreement among Southern Gas Holding Company,
     Inc., Leonard K. Nave and Rick G. Avare
     pursuant to Rule 13d-1(f)(1)(iii) filed as
     as Exhibit B to the Reporting Persons'
     Original Schedule 13D is incorporated herein
     by reference.                                          B


     The following exhibit is attached hereto and incorporated herein:

     Agreement dated September 11, 1996 between
     Rick G. Avare and Jamal Mashburn.                      1-1

                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 1996


                              s/Leonard K. Nave
                              ----------------------------------
                              Leonard K. Nave, Individually


                              s/Leonard K. Nave
                              ----------------------------------
                              Leonard K. Nave, Trustee


                              s/Rick G. Avare
                              ----------------------------------
                              Rick G. Avare, Individually


                              Southern Gas Holding Company,Inc.


                              By: s/Leonard K. Nave
                                 -------------------------------
                                 Leonard K. Nave
                                 President

                                                      EXHIBIT 1-1


               THIS AGREEMENT, made and entered into this 11th day of September, 1996, by and between RICK G. AVARE, of Lexington,
Kentucky, hereinafter called "Avare;" and JAMAL MASHBURN, of Irving, Texas, hereinafter called "Mashburn;"

                         WITNESSETH:

               THAT, WHEREAS, Mashburn has previously loaned funds to Howard A. Settle ("Settle") in the following amounts and for the following purposes: (i) One Hundred Eighty Thousand ($180,000.00) Dollars for the purpose of purchasing 55,328 shares of common stock of American Resources of Delaware, Inc. ("ARI"); and (ii) Four Hundred Sixty-eight Thousand ($468,000.00) Dollars for the purpose of purchasing 187,500 shares of preferred stock and 7,500 shares of common stock of ARI, said preferred shares having subsequently earned an additional 7,500 shares in common stock dividends; and

               WHEREAS, Avare is desirous of acquiring the aforesaid stock in ARI from Settle and has reached an agreement with Settle wherein Avare will assume the loans from Mashburn in full in return for said stock; and

               WHEREAS, Mashburn is willing for Avare to assume the aforesaid loans under certain terms and conditions; and

               WHEREAS, the parties hereto are desirous of setting out their agreements in writing.

               NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

               1. Avare agrees to assume the aforedescribed loans from Mashburn to Settle in the principal amounts of Four Hundred Sixty-eight Thousand ($468,000.00) Dollars and One Hundred Eighty Thousand ($180,000.00) Dollars, both with interest at the rate of twelve (12%) percent per annum, due and payable one (1) year from the date hereof.

               2. Avare agrees to execute a new promissory note in favor of Mashburn in the total amount of Six Hundred Ninety-four Thousand Four Hundred Thirty-one ($694,431.00), such note to set out the terms of the loan and to be in the form attached hereto as Exhibit A.

               3. Avare agrees to pledge the subject stock of ARI as collateral for the loan and agrees to execute the documents necessary to evidence such encumbrance, including, but not limited to, a stock power.

               4. Avare agrees that at such time as he sells or otherwise transfers all or a portion of the ARI stock, the proceeds received from such sale or transfer shall be applied first towards the payment of accrued interest on the loan and second towards the payment of the principal balance, with the remainder, if any, being shared equally between the parties.

               5. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs and assigns.

               6. This Agreement contains the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and no other representations, promises, agreements or understandings regarding the subject matter hereof shall be of any force or effect unless in writing, executed by the party or parties to be bound and dated on or subsequent to the date hereof.

               IN WITNESS WHEREOF, the parties hereto have caused the execution hereof as of the day and year first above written.



                              /S/Rick G. Avare
                              -----------------------------------
                              RICK G. AVARE



                              /S/Jamal Mashburn
                              -----------------------------------
                              JAMAL MASHBURN